328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	September 14, 2009
For Immediate Release	NR#09-22

MAG SILVER CONFERENCE CALL SCHEDULED

MONDAY SEPTEMBER 14, 2009 AT 1:00 PM EDT

Vancouver, B.C…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG”) announces that an investor conference call with President and CEO Dan MacInnis will be held Monday, September 14, 2009 at 1:00pm eastern time.  Mr. MacInnis will present results of the independent Scoping Study for development of the Valdecañas Vein as a potential stand-alone silver mine. A question and answer period will follow the presentation.

To participate, please dial 416-695-6617 or toll-free 800-396-7098 and request access to the “MAG Silver Conference Call”.

Investors may also listen (and view slide presentation) via webcast of the event, live or recorded. For access to the webcast, a link will be provided on the MAG website: www.magsilver.com.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

President & CEO

For further information on behalf of MAG Silver Corp. Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential,  exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .